Spectrum Control, Inc.
8031 Avonia Rd.
Fairview, PA 16415

July 15, 2009

Celia A. Soehner, Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E
Washington, DC 20549-6010
Mail Stop 3030

Re:	Spectrum Control, Inc. Form 10-K for the fiscal year ended November 30, 2008 Filed February 12, 2009 File No. 000-08796
Dear Attorney Soehner:
In connection with the above referenced matter, we have received your comments as set forth in your letter dated July 7, 2009 (a copy of which is attached hereto). Our responses to your comments are set forth below.
1.	Comment regarding Item 1A, "Risk Factors", page 17

We note the brevity of your risk factors section. In future filings, please revise your risk factor disclosure to address the most significant factors that make investing in your company speculative or risky and set forth each risk factor under a subcaption that adequately describes the risk. You should not present risks that could apply to any issuer. See Regulation S-K Item 503(c).

Response

We believe the risk factors set forth under Item 1A, along with the risk factors incorporated by reference therein under "Risk Factors That May Affect Future Results" included elsewhere in the Form 10-K, adequately addresses the Company's most significant risk factors and fully complies with the applicable requirements of Regulation S-K. However, in light of your comment, our future filings will include revised risk factor disclosures which will address the most significant factors that make investing in our Company speculative or risky and set forth each risk factor under a subcaption that adequately describes the risk.

2.	Comment regarding Item 11, "Executive Compensation, Comparisons to Peer Group", page 10

We note the Compensation Committee and management's reliance upon market industry information and survey data when implementing your compensation programs. While we recognize your identification of certain "peer group" companies and examples of your sources of executive compensation reports on page 10, please expand your disclosure in future filings to identify all surveys that are used by the Committee and management in their determination of executive compensation. Please also include all survey components, including component companies, and discuss how the benchmark upon which the Committee and management rely is determined.

Response

In light of your comments, we will expand our disclosure in future filings to identify all surveys that are used by the Compensation Committee and management in their determination of executive compensation. In future filings we will also include all survey components, including component companies, and discuss how the benchmark upon which the Committee and management rely is determined.

3.	Comment regarding "Base Salary", page 11

You provide little discussion and analysis of the effect of individual performance on determination of base salary for named executive officers, despite suggesting it is a significant factor. Please provide additional disclosure and analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K. In your response, please also reconcile your disclosure in the first paragraph under this section that "base salaries are not linked to the overall performance of the Company with your subsequent disclosure that Messrs. Freeman, Howanitz, Ward and McKenna received base salary increases for fiscal 2009 in part based upon "realization of the Company's strategic accomplishments during fiscal year 2008."

Response

As stated in the second sentence under "Base Salary" on page 11, "Each year, the Company reviews base salaries and targets base salary compensation at or near the median base salaries of the companies included in the Company's peer group and survey data available from such sources as the Hay Group and Salary.com." Accordingly, applicable peer group and survey data are the most significant factors in determining the base salaries of the named executives. Although the Compensation Committee considers individual performance, it is not a significant factor in determining the base salaries of the named executives and the Committee does not assign any particular weight to individual performance in making its base salary decisions.

As stated on page 11, within the first paragraph under "Base Salary", "Unlike the Company's non-equity annual bonus plans, base salaries are not linked to the overall performance of the Company." This sentence is intended to indicate that an executive's base salary in a particular fiscal year is not linked to the Company's overall performance in that same fiscal year. The Compensation Committee may give general consideration to the realization of the Company's strategic accomplishments during a particular fiscal year in setting the base salary of the executive for the following fiscal year. In future filings, we will better explain and clarify this position.

4.	Comment regarding "Non-Equity Annual Bonus Plans", page 12

We note that "discretionary cash awards" comprised approximately 50% of the non-equity bonuses that were awarded to Messrs. Southworth, Freeman and McKenna in 2008. Further, we note from your disclosure that these discretionary awards "...are determined based upon the Committee's review and evaluation of the particular facts and circumstances affecting individual and Company performance." In future filings, please discuss how the Compensation Committee evaluates individual performance, Company performance and the specific contributions of named executive officers who receive discretionary awards, and disclose how the Committee exercises its discretion in such evaluation. See Regulation S-K Item 402(b)(2)(vi)-(viii). Your revised disclosure should clearly reflect the Committee's rationale in awarding the discretionary cash bonuses and address any differences in awards among named executive officers.

Response

In light of your comments, our future filings will discuss how the Compensation Committee evaluates individual performance, Company performance and the specific contributions of named executive officers who receive discretionary awards, as well as discuss how the Committee exercises its discretion in such evaluation. In future filings, as applicable, our disclosures will reflect the Committee's rationale in awarding discretionary cash bonuses and address any differences in awards among executive officers.

5.	Comment regarding "chart on bottom of page 12"

Refer to the chart at the bottom of page 12. We note that the "results achieved" for certain performance metrics, including annual revenue growth on a consolidated basis and for the advanced specialty products business segment, are unclear. Please confirm that in future filings you will clearly disclose in your Compensation Discussion & Analysis the results achieved for each performance metric related to executive compensation.

Response

For the Company's 2008 fiscal year, applicable financial targets included consolidated annual revenue growth of 8.0% and annual revenue growth for the Advanced Specialty Products Business Segment of 18.0%. Instead of revenue growth, revenues decreased 4.3% on a consolidated basis and 14.3% for the business segment. In our current filing, the disclosures are intended to indicate that the results achieved reflected no growth. In future filings, we will more clearly disclose in our Compensation Discussion & Analysis the results achieved for each performance metric related to executive compensation.

6.	Comment regarding "Equity-Based Compensation", page 13

We note minimal discussion and analysis of how you determined specific stock option awards for each named executive officer. In future filings, we would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported; specifically, how "the named executive officer's contributions toward the financial success of the Company" resulted in an equity award. Refer to paragraphs (b)(1)(iii) and (v) of Regulation S-K Item 402. In your response and in future filings, please also clarify the reasons for differences in the relative size of the grants among the officers. Please understand that discussion of the various items of corporate and individual performance that were considered by you must be accompanied by a complete qualitative and quantitative discussion of how you determined to award each specific form and level of compensation. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decision.

Response

In future filings, we will expand our discussion to provide more detailed analysis and insight into how the Compensation Committee makes actual award/payment determinations.

In determining the applicable stock option grants to the named executives, the Committee primarily considered the equity-based awards granted by comparable peer group companies, while maintaining the aggregate shares granted under the options to less than 1% of the Company's total common stock currently outstanding. Accordingly, the differences in the stock option awards among the named executives primarily reflect their different positions/functions within the Company, and how those positions/functions are compensated within the peer group. Company and individual performance were not significant factors in determining the individual stock option awards granted by the Committee.

In connection with our above response to your comments, Spectrum Control, Inc. (the "Company") hereby acknowledges that:
(1) The Company is responsible for the adequacy of the disclosure in its SEC filings;
(2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, please contact the undersigned at (814) 474-4312.
Sincerely, /s/ John P. Freeman John P. Freeman CPA, CMA Senior Vice President and Chief Financial Officer